Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: SECURITISATION OF RESIDENTIAL MORTGAGES FOR €3.6 BILLION ANNOUNCED

Torino, Milano, 5th March 2007 — In the next few days, Intesa Sanpaolo is launching a securitisation of a portfolio of performing residential mortgages through Intesa Sec. 3 to which Banca Intesa had sold the aforementioned portfolio as announced in its press release of 15th December 2006. This transaction is the third of a series that includes Intesa Sec. in 2000 and Intesa Sec. 2 in 2003.

The transaction, with €3.6 billion of notes to be sold into the market is the largest residential mortgage securitisation in Italy and the first capital market transaction from the Intesa Sanpaolo Group.

Transaction structuring has been done by Intesa Sanpaolo as Sole Arranger and notes will be distributed by Caboto, Calyon and Morgan Stanley as Joint Lead Managers and Joint Book Runners.

The transaction will be presented to investors in the coming days during road shows in major European financial centres.

Notes will have the following characteristics:

Class A1: €1,275 million, rated Aaa/AAA by Moody’s and S&P respectively;

Class A2: €1,275 million, rated Aaa/AAA by Moody’s and S&P respectively;

Class A3: €947 million, rated Aaa/AAA by Moody’s and S&P respectively;

Class B: €73 million, rated Aa2/AA by Moody’s and S&P respectively;

Class C: €73 million, rated Baa2/BBB by Moody’s and S&P respectively.

All notes pay a floating interest rate whose coupon in addition to three-month Euribor will be determined at launch and based on market conditions. The notes, with legal maturity in October 2033, will be quoted on the Luxembourg Stock Exchange.

This transaction has been carried out in the framework of the Intesa Sanpaolo policy of funding diversification which aims at supporting the growth of the Group’s assets taking advantage of investors’ demand for such assets.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com